SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


03025476

FORM 11-K

ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
JUN 25 2003
SECTION

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

By: 
George R. Haubenreich, Jr.
Chairman, Advisory Committee

Date: June 23, 2003

Oceaneering Retirement Investment Plan

Form 11-K

INDEX

REPORT OF INDEPENDENT AUDITORS

To the Advisory Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and nonexempt transactions for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP

Houston, Texas
June 18, 2003

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2002	2001
Investments, at fair value:	$65,566,487	$60,971,413
Receivables:		
Employee contributions	149,596	189,296
Employer contributions	105,986	269,431
Interest	1,636	54,096
Net amount due (to) from broker for pending trades	(174,643)	660,710
Other Payable	--	(26,312)
Net assets available for benefits	$65,649,062	$62,118,634

The accompanying notes to financial statements are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Net assets available for benefits:	
Beginning of year	$ 62,118,634
Contributions:	
Employee contributions	6,058,873
Employer contributions in stock	1,430,277
Employer contributions in cash	1,939,091
Employee rollovers	222,038
Total contributions	9,650,279
Investment income	784,688
Transfer from another qualified plan (Note 1)	259,508
Net depreciation in fair value of investments	(2,191,256)
Administrative expenses	(14,250)
Distributions	(4,958,541)
Net assets available for benefits:	
End of year	$ 65,649,062

The accompanying notes to financial statements are an integral part of this financial statement.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed twelve months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) of Oceaneering International, Inc. (the "Company") and its affiliates.

Effective January 1, 2002, the Gulf Coast Inspection, Inc. 401(k) Plan ("GCII Plan") merged into the Plan and the employees who were eligible to participate in the GCII Plan immediately prior to the effective date became eligible to participate in the Plan.

The Company is the plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank is the trustee of all investments held by the Plan.

Participants have the option of investing their contributions among sixteen funds: two common/collective funds, thirteen mutual funds, and Company common stock.

Non highly compensated participants may contribute on a pre-tax basis up to 80% of their compensation (16% prior to January 1, 2002), as defined in the plan document, per plan year, up to the maximum deferrable amount allowed by the Internal Revenue Code (the "Code"). Highly compensated participants are limited to 8% of compensation, or a lower percentage, if required, to prevent excess contributions.

The Company contributes amounts equal to 100 percent of an employee's deferred compensation up to a maximum of 6 percent of such employee's eligible compensation. Employer contributions may be made in the form of Company common stock or cash. However, the Plan gives participants the unrestricted right to reallocate their matching accounts from the Company common stock into any other investment fund offered by the Plan.

The Plan provides that each fund's income shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms shall not exceed 5 years unless the loan is used to acquire a principal residence. The loan terms for the purchase of a principal residence shall not exceed 10 years. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis and set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 5.25 and 10.50 percent as of December 31, 2002. Principal and interest is paid through payroll deductions.

The general administration of the Plan is vested in an Advisory Committee which consists of five persons appointed by the Board of Directors of the Company. Any expenses incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan. All other expenses of the Plan are paid by the Company.

The Plan provides that the entire amounts of participant contributions are fully vested. The Plan provides that employer contributions will vest according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
At least 1 but less than 2	10%
At least 2 but less than 3	20%
At least 3 but less than 4	40%
At least 4 but less than 5	60%
At least 5 but less than 6	80%
6 or more	100%

The non-vested portion of a participant's employer contribution account is forfeited upon termination of employment for any reason prior to age 55 other than his or her death or disability. If the participant is not reemployed by the end of the plan year within which the termination occurred, his or her employer contribution account is closed and the forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive years within which a participant has less than the required hours of service.

Included in net assets available for benefits are forfeitures in the amount of $148,877 and $802,159 at December 31, 2002 and 2001, respectively, such amounts being available to reduce future employer contributions.

The Company may amend or modify the Plan at any time except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets, or of permitting the same to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment shall change the Plan's vesting schedule unless each participant having not less than 5 years of service is permitted to elect to have the vested portion of his account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on their account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Company common stock, or cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan shall be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses shall be paid by the Plan.

(2) Accounting Policies

The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis for financial reporting purposes using information provided by Wells Fargo Bank. Oceaneering International, Inc. common stock is reported in the accompanying financial statements at fair value based on the quoted market price. Money market funds and participant loans are valued at cost, which approximates fair value. The Plan's other investments (common/collective funds and mutual funds) are stated at their respective fair values, as determined by the trustee and by reference to published market data.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

(3) Risks and Uncertainties

The Plan provides for various investments in Oceaneering International, Inc. common stock, common/collective funds and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(4) Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. However, the Plan has been restated in the form of a prototype document since receiving the determination letter. Also once qualified, the Plan is required to operate in compliance with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

(5) Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2002 or 2001.

	December 31	
	2002	2001
Oceaneering International, Inc. Common Stock	$19,966,541	$25,629,006
MFS Capital Opportunities Fund	3,944,417	6,081,130
Dreyfus Intermediate Term Income Fund	9,599,042	9,466,226
MFS Mid Cap Growth Fund	3,120,315	4,808,485
Wells Fargo Stable Return Fund	14,413,234	3,817,929

In the accompanying statement of changes in net assets available for benefits, net depreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2002, the Plan's investments appreciated (depreciated) in value as follows:

Common Stock	$ 4,811,242
Common/Collective Funds	214,961
Mutual Funds	(7,217,459)
	$ (2,191,256)

(6) Subsequent Events

Effective May 31, 2003, the Reflange, Inc. 401(k) Plan (the "Reflange Plan") merged into the Plan and the employees who were eligible to participate in the Reflange Plan immediately prior to the effective date became eligible to participate in the Plan.

On or after June 30, 2003, the Nauticos Corporation 401(k) Profit Sharing Plan (the "Nauticos Plan") will be merged into the Plan and the employees who were eligible to participate in the Nauticos Plan immediately prior to the effective date will be eligible to participate in the Plan.

Oceaneering Retirement Investment Plan

Schedule G, Part III – Schedule of Nonexempt Transactions
EIN: 95-2628227
PN: 003

Year ended December 31, 2002

(a)	(b)	(c)	(h)	(i)	(j)
Identity of Party Involved	**Relationship to Plan, Employer, or Other Party-In-Interest**	**Description of Transactions**	**Cost of Asset**	**Current Value of Asset**	**Net Gain (repaid interest)***
Oceaneering International, Inc.	Employer/Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals for the period October 6, 2000 through June 28, 2002	$15,464	$19,068	$3,604

* The interest was repaid to the plan on December 19, 2002.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003

December 31, 2002

	Description or Identity of User	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	807,055 shares	$ 19,966,541
*	Wells Fargo Short-term Investment Money Market Fund	Money Market Fund	1,445,219
	MFS Capital Opportunities Fund	Registered Investment Company	3,944,417
*	Wells Fargo S & P 500 Index Fund	Common/Collective Fund	1,702,537
*	Wells Fargo Large Company Growth Fund	Registered Investment Company	807,662
	MFS Mid Cap Growth Fund	Registered Investment Company	3,120,315
	Dreyfus Emerging Leaders Fund	Registered Investment Company	1,451,374
	Janus Overseas Fund	Registered Investment Company	708,982
	AIM Basic Value Fund	Registered Investment Company	1,269,916
	Dreyfus Mid Cap Value	Registered Investment Company	1,988,172
*	Wells Fargo Stable Return Fund	Common/Collective Fund	14,413,234
	Dreyfus Intermediate Term Income Fund	Registered Investment Company	9,599,042
*	Wells Fargo Outlook 2010 Fund	Registered Investment Company	183,907
*	Wells Fargo Outlook 2020 Fund	Registered Investment Company	126,105
*	Wells Fargo Outlook 2030 Fund	Registered Investment Company	72,887
*	Wells Fargo Outlook 2040 Fund	Registered Investment Company	78,498
	MFS Total Return Fund	Registered Investment Company	1,431,673
*	Participants Loans	Interest rates ranging from 5.25% to 10.5% with varying maturity dates	3,256,006
	Total		$ 65,566,487

* Party-In-Interest

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-77451 and No. 333-98211) pertaining to the Oceaneering Retirement Investment Plan of our report dated June 18, 2003, with respect to the financial statements and schedules of the Oceaneering Retirement Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



Houston, Texas
June 18, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Oceaneering International, Inc. Retirement Investment Plan (the "Plan") for the year ended December 31, 2002 (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan, as of the dates and for the periods indicated.

Dated: June 23, 2003



George R. Haubenreich, Jr.
Senior Vice President, General Counsel and Secretary of Oceaneering International, Inc. (equivalent of Principal Executive Officer of the Plan)



Marvin J. Migura
Senior Vice President and Chief Financial Officer of Oceaneering International, Inc. (equivalent of Principal Financial Officer of the Plan)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.